AJNA BIOSCIENCES PBC

SERIES SEED PREFERRED STOCK SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND REGULATION CROWDFUNDING PROMULGATED UNDER THE SECURITIES ACT ("**REG CF**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES AUTHORITY HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE. INVESTORS SHOULD CAREFULLY REVIEW AND CONSIDER THE RISKS FACTORS DESCRIBED IN THE OFFERING STATEMENT (AS DEFINED BELOW) BEFORE DECIDING WHETHER TO PURCHASE ANY SECURITIES CONTEMPLATED BY THIS OFFERING.

PURCHASERS AND CF INVESTORS (AS DEFINED BELOW) ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET FORTH BELOW. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH PURCHASER IN THIS AGREEMENT AND THE OTHER INFORMATION PROVIDED BY EACH PURCHASER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

This Series Seed Preferred Stock Subscription Agreement (this "**Agreement**") is dated as of [DATE] (the "**Agreement Date**") and is among AJNA BioSciences PBC, a Delaware public benefit corporation (the "**Company**"), AJNA Biosciences I EB, series of Wefunder SPV, LLC (the "**Early-Bird Purchaser**") and AJNA Biosciences I, series of Wefunder SPV, LLC (the "**Ordinary Purchaser**", together with the Early-Bird Purchaser, each, a "**Purchaser**" and collectively, the "**Purchasers**").

The parties agree as follows:

1. BACKGROUND.

1.1 The Company has approved the issuance and sale of (x) 292,034 shares of Series Seed Preferred Stock of the Company ("**Series Seed Preferred Stock**" or "**Early-Bird Stock**") at a purchase price of $1.3697 per share (the "**Series Seed Purchase Price**") to the Early-Bird Purchaser in connection with the investment of the first $400,000 of securities sold in this offering and (y) 230,574 shares of Series Seed-1 Preferred Stock of the Company ("**Series Seed-1 Preferred Stock**") at a purchase price of $1.7348 per share (the "**Series Seed-1 Purchase Price**" and together with the Series Seed Preferred Stock, the "**Securities**") to the Ordinary Purchaser in connection with other investments in this

offering, in each case on the terms and subject to the conditions set forth in this Agreement. The Securities have been offered (the "**Offering**") pursuant to an Offering Statement, dated [EFFECTIVE_DATE], (the "**Offering Statement**"), which has been filed as part of a Form C filed with the Securities and Exchange Commission (the "**SEC**") on the Agreement Date (as the same may be amended from time to time, the "**Form C**"). The Company reserves the right at any time to increase the number of shares of Early-Bird Stock in the Offering to up to 1,460,173 shares of Series Seed Preferred Stock and to sell and issue such shares of Early-Bird Stock to the Early-Bird Purchaser regardless of how much has been invested in the Offering (and without the consent of the Ordinary Purchaser). The Company reserves the right at any time to increase the number of shares of Series Seed-1 Preferred Stock in the Offering to up to 1,729,305 shares of Series Seed-1 Preferred Stock. Collectively, the total number of shares of Series Seed Preferred Stock and Series Seed-1 Preferred Stock authorized to be issued in the Offering is referred to as the "**Total Shares Authorized for Sale**". The Series Seed Preferred Purchase Price is the same as is being offered for the Series Seed Preferred Stock by the Company to accredited investors in a separate, but concurrent financing under Regulation D promulgated under the Securities Act. The Series Seed Preferred-1 Purchase Price is determined based on a pre-money valuation of $40,000,000 divided by the issued and outstanding shares of capital stock, including the Company's reserve for incentive equity under any equity incentive plan maintained by the Company, as of the Agreement Date.

1.2 The Offering is being conducted through the crowdfunding portal (the "**Portal**") operated by Wefunder Portal, LLC ("**Wefunder**") and in reliance on an exemption from registration under the Securities Act provided by Section 4(a)(6) of the Securities Act and Reg CF. The Portal is registered with the SEC as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 6% of gross monies raised in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com.

1.3 In order to streamline the investment process, Wefunder or its affiliates have formed each Purchaser for the sole purpose of investing in the Offering, with the Early-Bird Purchaser formed for the sole purpose of acquiring and owning the Early-Bird Stock and the Ordinary Purchaser formed for the sole purpose of acquiring and owning the Series Seed-1 Preferred Stock. The accredited and non-accredited investors that invest through the Portal (each, a "**CF Investor**", and collectively, the "**CF Investors**") will subscribe for equity interests in a Purchaser pursuant to one or more agreements between such CF Investor, on the one hand, and Wefunder, its affiliates and/or the applicable Purchaser, on the other hand (each, a "**CF Investor - Wefunder Agreement**" and collectively, the "**CF Investor - Wefunder Agreements**").

2. **SUBSCRIPTION**. Subject to the terms and conditions of this Agreement, including the Agreement Terms set forth in Exhibit A, (i) each Purchaser shall purchase at the applicable Closing and the Company shall sell and issue to such Purchaser at the applicable Closing that number of shares of Series Seed Preferred Stock and/or Series Seed-1 Preferred Stock agreed upon by the Company and the applicable Purchaser (but not to exceed the Total Shares Authorized for Sale) (the "**Shares**") at a price

per share of Series Seed Preferred Stock equal to the Series Seed Purchase Price and/or a price per share of Series Seed-1 Preferred Stock equal to the Series Seed-1 Purchase Price (the "**Purchase Price**") and (ii) the Purchaser and the Company agree to be bound by the obligations set forth in this Agreement. The Company shall maintain a ledger of all Shares issued to the Purchasers.

3. INDEMNIFICATION. Each of the Purchasers agrees to indemnify, defend and hold harmless the Company and its officers, directors, employees and agents from and against all claims, causes of action, losses, damages, penalties, fines and costs and expenses (including reasonable attorneys' fees) arising out of (a) a breach by such Purchaser of any representation, warranty, covenant or agreement set forth in this Agreement, (b) any claim by a CF Investor arising out of, relating to or in connection with a CF Investor – Wefunder Agreement and (c) any claim or investigation brought by the SEC or other governmental entity arising out of or in connection with any act or omission of Wefunder or any Purchaser in connection with the Offering.

4. ENTIRE AGREEMENT. This Agreement (including the Exhibits and Schedules hereto) together with the Restated Charter constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

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EXHIBIT A

AGREEMENT TERMS

1. **SUBSCRIPTION**.

1.1 **Sale and Issuance of Series Seed Preferred Stock and Series Seed-1 Preferred Stock**.

1.1.1 The Company has adopted and filed the Company's restated organizational documents, as applicable (e.g. certificate of incorporation), in substantially the form of Exhibit B attached to this Agreement (as the same may be amended, restated, supplemented or otherwise modified from time to time) (the "**Restated Charter**") with the Secretary of State of the State of Delaware before the Closing.

1.1.2 Subject to the terms and conditions of this Agreement, each Purchaser shall purchase at the applicable Closing and the Company agrees to sell and issue to each Purchaser at the applicable Closing the Shares for the Purchase Price.

1.2 **Closing; Delivery**.

1.2.1 The initial purchase and sale of Shares hereunder shall take place at the time agreed upon between the Company and the applicable Purchaser(s) (each, an "**Initial Closing**"); provided that the Initial Closing shall be conditioned upon the following: (a) each Purchaser shall have duly executed and delivered this Agreement to the Company; (b) the Company shall have accepted each such executed Agreement from each Purchaser; (c) the initial purchase and sale of Shares shall be for a minimum of $50,000 and (d) at least twenty-one (21) days shall have elapsed following the date on which the Form C was filed with the SEC and uploaded to the Portal.

1.2.2 At any time and from time to time, the Company may, at one or more additional closings (each an "**Additional Closing**" and together with the Initial Closing, each, a "**Closing**"), offer and sell Shares to the Purchasers at a per share purchase price equal to the Purchase Price, up to the Total Shares Authorized for Sale less the number of Shares actually issued and sold by the Company at the Initial Closing and any prior Additional Closings.

1.2.3 Promptly following each Closing, the Company shall issue to the Purchaser the Shares being purchased by Purchaser at such Closing by digital ledger entry against payment of the Purchase Price therefor by wire transfer to a bank account designated by the Company. The Company will update the ledger of all Shares issued to the Purchasers to reflect the purchase of Shares at each Closing upon the delivery of the Purchase Price by such Purchaser to the Company.

2. **REPRESENTATIONS AND WARRANTIES OF THE COMPANY**. The Company hereby represents and warrants to the Purchaser that the following representations are true and complete as of the Agreement Date, except as otherwise indicated.

2.1 **Organization, Good Standing, Corporate Power and Qualification**. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all corporate power and corporate authority required (a) to carry on its business as presently conducted and as presently proposed to be conducted and (b) to execute, deliver and perform its obligations under this Agreement. The Company is duly qualified to transact business as a foreign corporation and is in good standing under the laws of each jurisdiction in which the failure to so qualify

or be in good standing would have a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property, or results of operations of the Company.

2.2 **Authorization**. All corporate action has been taken, or will be taken prior to the applicable Closing, on the part of the Board and stockholders that is necessary for the authorization, execution and delivery of this Agreement by the Company and the performance by the Company of the obligations to be performed by the Company as of the date hereof under this Agreement. This Agreement, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

2.3 **Valid Issuance of Shares**. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under this Agreement, applicable state and federal securities laws and liens or encumbrances created by or imposed by a Purchaser. Based in part on the accuracy of the representations of the Purchaser in Section 3 of this Agreement and subject to filings pursuant to the Securities Act, and applicable state securities laws, the offer, sale and issuance of the Shares to be issued pursuant to and in conformity with the terms of this Agreement and the issuance of the Common Stock, if any, to be issued upon conversion thereof for no additional consideration and pursuant to the Restated Charter, will be issued in compliance with all applicable federal and state securities laws. The Common Stock issuable upon conversion of the Shares has been duly reserved for issuance, and upon issuance in accordance with the terms of the Restated Charter, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under this Agreement, applicable federal and state securities laws and liens or encumbrances created by or imposed by the Purchaser. Based in part upon the representations of the Purchaser in Section 3 of this Agreement, and subject to filings pursuant to the Securities Act and applicable state securities laws, the Common Stock issuable upon conversion of the Shares will be issued in compliance with all applicable federal and state securities laws.

2.4 **Compliance with Other Instruments**. The Company is not in violation or default (a) of any provisions of the Restated Charter or the Company's bylaws, (b) of any judgment, order, writ or decree of any court or governmental entity, (c) under any agreement, instrument, contract, lease, note, indenture, mortgage or purchase order to which it is a party that is required to be listed on the Disclosure Schedule, or, (d) to its knowledge, of any provision of federal or state statute, rule or regulation materially applicable to the Company, other than as may arise based on cannabis continuing to be categorized as a Schedule 1 controlled substance under federal law. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in any such violation or default, or constitute, with or without the passage of time and giving of notice, either (i) a default under any such judgment, order, writ, decree, agreement, instrument, contract, lease, note, indenture, mortgage or purchase order or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

3. **REPRESENTATIONS AND WARRANTIES AND COVENANTS OF THE PURCHASER**. Each Purchaser hereby represents and warrants to the Company, severally and not jointly, as of the Agreement Date and each Closing as follows.

3.1 Authorization. The Purchaser has full power and authority to enter into this Agreement. This Agreement, when executed and delivered by the Purchaser, will constitute a valid and legally binding obligation of the Purchaser, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) the effect of rules of law governing the availability of equitable remedies.

3.2 Purchase Entirely for Own Account. This Agreement is made with the Purchaser in reliance upon the Purchaser's representations to the Company (including the information supplied by the Purchaser through the Portal), which by the Purchaser's execution of this Agreement, the Purchaser hereby confirms, that the Shares to be acquired by the Purchaser will be acquired for investment for the Purchaser's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, the Purchaser further represents that the Purchaser does not presently have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Shares.

3.3 Disclosure of Information. The Purchaser has had an opportunity to discuss the Company's business, management, financial affairs and the terms and conditions of the offering of the Shares, with the Company's management. The Purchaser is familiar with the business and financial condition and operations of the Company, all as generally described in the Offering Statement. The Purchaser had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares. Nothing in this Section 3, including the foregoing sentence, limits or modifies the representations and warranties of the Company in Section 2 of this Agreement or the right of the Purchasers to rely thereon.

3.4 Restricted Securities. The Purchaser understands that the Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser's representations as expressed herein. The Purchaser understands that the Shares are "restricted securities" under applicable United States federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the Shares indefinitely unless they are registered with the SEC and qualified by state authorities or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that the Company has no obligation to register or qualify the Shares, or the Common Stock into which it may be converted, for resale. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Shares, and on requirements relating to the Company which are outside of the Purchaser's control, and which the Company is under no obligation and may not be able to satisfy.

3.5 No Public Market. The Purchaser understands that no public market now exists for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

3.6 Legends. The Purchaser understands that the Shares and any securities issued in respect of or exchange for the Shares, may bear any one or more of the following legends: (a) any legend set forth in, or required by, this Agreement; (b) any legend required by the securities laws of any state to the extent such laws are applicable to the Shares represented by the certificate so legended; and (c) the following legend:

"THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933, AS AMENDED."

3.7 **Residence**. The office or offices of the Purchaser in which its principal place of business is identified in the address or addresses of the Purchaser set forth on the signature page hereto. The Purchaser maintains an accurate list of the personal or principal business address of each CF Investor (as defined below) through the Portal.

3.8 **Additional Regulation CF Representations and Covenants**.

3.8.1 The Purchaser understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The Purchaser can bear the economic risk of this investment and can afford a complete loss thereof; the Purchaser has sufficient liquid assets to pay the full purchase price for the Shares; and the Purchaser has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the Purchaser's investment in the Company.

3.8.2 The Purchaser acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the Purchaser by the Company or any other person that a percentage of profit or amount or type of gain or other consideration will be realized because of the purchase of the Shares.

3.8.3 The Purchaser is aware of its investment limitations based on the CF Investors' annual net income, net worth and previous investments through other regulation crowdfunding offerings and is compliant and has ensured the CF Investors' are compliant with such limitations based on the Purchaser's aggregate purchase price for the Shares. In the past 12-month period, the Purchaser has not and has ensured that the CF Investors have not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

3.8.4 The Purchaser has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the Purchaser has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Shares.

3.8.5 The Purchaser confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the Purchaser in deciding to invest in the Shares. The Purchaser acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper

characterization of the Shares for purposes of determining the Purchaser's authority or suitability to invest in the Shares.

3.8.6 The Purchaser is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The Purchaser has had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

3.8.7 The Purchaser understands that, unless the Purchaser notifies the Company in writing to the contrary at or before the Closing, each of the Purchaser's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the Purchaser.

3.8.8 The Purchaser acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the Purchaser.

3.8.9 The Purchaser understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

3.8.10 The Purchaser confirms that the Company has not (a) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Shares or (b) made any representation to the Purchaser regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the Purchaser is not relying on the advice or recommendations of the Company and the Purchaser has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the Purchaser.

3.8.11 The Purchaser understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the Purchaser to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for exemptions from registration under the Securities Act.

3.8.12 The Purchaser is a special purpose entity formed by Wefunder for the specific purpose of acquiring the Shares. The Purchaser has not made any representations, warranties, promises or agreements with any CF Investor on behalf of or about the Company or its affiliates or subsidiaries, except to the extent specifically authorized by the Company and contained in the Form C or Offering Statement available through the Portal. The Purchaser has made available true and complete copies of the Form C and Offering Statement through the Portal to each CF Investor. The Purchaser has not taken any action or omitted to take any action that would result in the failure of the Company to qualify for an exemption under the Securities Act and Regulation CF.

3.8.13 **HIGH RISK INVESTMENT**. **THE PURCHASER UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK**. The Purchaser acknowledges that (a) any projections, forecasts or estimates as may have been provided to the Purchaser are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which

are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the Purchaser has been advised to consult with its own advisor regarding legal matters and tax consequences involving this investment.

3.8.14 Without limiting the provisions set forth in Investment Agreement (as defined below), the Purchaser agrees: (a) that the Purchaser will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to a registration of the Shares under the Securities Act and all applicable state securities laws, or in a transaction which is exempt from the registration provisions of the Securities Act and all applicable state securities laws; and (b) that the Company and its affiliates shall not be required to give effect to any purported transfer of such Shares except upon compliance with the foregoing restrictions and any restrictions set forth in the Offering Statement.

4. COVENANTS OF THE COMPANY

4.1 Confidentiality. Anything in this Agreement to the contrary notwithstanding, the Purchaser by reason of this Agreement shall not have access to any trade secrets or confidential information of the Company. The Company shall not be required to comply with any confidential information requests of the Purchaser whom the Company reasonably determines to be a competitor or an officer, employee, director, or holder of ten percent (10%) or more of a competitor. The Purchaser shall keep confidential and shall not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement other than to any of the Purchaser's attorneys, accountants, consultants, and other professionals, to the extent necessary to obtain their services in connection with monitoring the Purchaser's investment in the Company.

4.2 Reservation of Common Stock. The Company shall at all times reserve and keep available, solely for issuance and delivery upon the conversion of the Shares, all Common Stock issuable from time to time upon conversion of that number of Shares equal to the Total Shares Authorized for Sale, regardless of whether or not all such shares have been issued at such time.

5. JOINDER TO INVESTMENT AGREEMENT.

5.1 Joinder. The Purchaser hereby acknowledges that it has received and reviewed a copy of the that Series Seed Preferred Stock Investment Agreement, dated as of May 28, 2024, by and among the Company, the Purchasers (as defined therein) and the Key Holders (as defined therein), as amended by that First Amendment to Series Seed Preferred Stock Investment Agreement, dated as of [EFFECTIVE_DATE] (as amended, the "**Investment Agreement**"). The Purchaser agrees that upon execution of this Agreement, the Purchaser shall be bound by the obligations, restrictions, and limitations set forth in Section 4.1 (Additional Rights and Obligations), Section 5 (Restrictions on Transfer; Drag-Along), Section 6 (Election of Board of Directors) and Section 7 (General Provisions) of the Investment Agreement as a "Purchaser", "Stockholder" and "Holder", as applicable, thereunder.

6. **GENERAL PROVISIONS**.

6.1 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties to this Agreement or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. The Purchaser may not transfer Shares unless each transferee agrees to be bound by the terms of this Agreement, including the joinder set forth in Section 5.1.

6.2 Governing Law. This Agreement is governed by the laws of the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of choice of law.

6.3 Counterparts; Facsimile or Electronic Signature. This Agreement may be executed and delivered by facsimile or electronic signature and in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

6.4 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. References to sections or subsections within this set of Agreement Terms shall be deemed to be references to the sections of this set of Agreement Terms contained in Exhibit A to the Agreement, unless otherwise specifically stated herein. References to dollar or $ shall be to U.S. dollars.

6.5 Notices. All notices and other communications given or made pursuant to this Agreement must be in writing and will be deemed to have been given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by facsimile or electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications must be sent to the respective parties at their address as set forth on the signature page hereto, or to such address, facsimile number or electronic mail address as subsequently modified by written notice given in accordance with this Section 6.5.

6.6 No Finder’s Fees. Each party severally represents to the other parties that it neither is nor will be obligated for any finder’s fee or commission in connection with this transaction. The Purchaser shall indemnify, defend, and hold harmless the Company from any liability for any commission or compensation in the nature of a finder’s or broker’s fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Purchaser or any of its officers, employees, or representatives is responsible. The Company shall indemnify, defend, and hold harmless the Purchaser from any liability for any commission or compensation in the nature of a finder’s or broker’s fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

6.7 Attorneys’ Fees. If any action at law or in equity (including arbitration) is necessary to enforce or interpret the terms of this Agreement, the prevailing party will be entitled to reasonable attorneys’ fees, costs, and necessary disbursements in addition to any other relief to which the party may be entitled. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of the Agreement.

6.8 **Amendments and Waivers**. Any term of this Agreement may be amended, terminated or waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company and the Purchaser. Notwithstanding the foregoing, the addition of a party to this Agreement pursuant to a transfer of Shares in accordance with Section 7.1 will not require any further consent.

6.9 **Severability**. The invalidity or unenforceability of any provision of this Agreement will in no way affect the validity or enforceability of any other provision.

6.10 **Delays or Omissions**. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, will impair any such right, power or remedy of such non-breaching or non-defaulting party nor will it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor will any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, are cumulative and not alternative.

6.11 **Survival**. Notwithstanding anything to the contrary herein, Section 1, Section 2, Section 3, and this Section 6 will survive any termination of this Agreement.

6.12 **Dispute Resolution**. Each party (a) hereby irrevocably and unconditionally submits to the personal jurisdiction of the federal or state courts located in Arapahoe County, Colorado (the "**Dispute Resolution Jurisdiction**") for the purpose of any suit, action, or other proceeding arising out of or based upon this Agreement; (b) shall not commence any suit, action or other proceeding arising out of or based upon this Agreement except in the Dispute Resolution Jurisdiction; and (c) hereby waives, and shall not assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject to the personal jurisdiction of the Dispute Resolution Jurisdiction, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement, or the subject matter hereof and thereof may not be enforced in or by the Dispute Resolution Jurisdiction.

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IN WITNESS WHEREOF, the parties hereto have executed this Subscription Agreement as of the date and year first written above.

<u>THE COMPANY</u>:

AJNA BioSciences PBC

By: Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

IN WITNESS WHEREOF, the parties hereto have executed this Subscription Agreement as of the date and year first written above.

<u>ORDINARY PURCHASER</u>:

AJNA Biosciences I, series of Wefunder SPV, LLC, a Delaware limited liability company

By: Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

1887 Whitney Mesa Dr, #8885
Henderson, NV 89014

EXHIBIT B

FORM OF RESTATED CHARTER

AJNA BIOSCIENCES PBC,
A PUBLIC BENEFIT CORPORATION

RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

AJNA BioSciences PBC, a Delaware public benefit corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), does hereby certify as follows.

1. The name of this corporation is AJNA BioSciences PBC and that this corporation was originally incorporated pursuant to the General Corporation Law on April 21, 2021 under the name AJNA Holdings PBC.

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

> RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on [EFFECTIVE_DATE].

By: Founder Signature
Joel Stanley, Chief Executive Officer

Exhibit A

AJNA BIOSCIENCES PBC

RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME.

The name of this corporation is AJNA BioSciences PBC (the ***"Corporation"***).

ARTICLE II: REGISTERED OFFICE.

The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, Corporation Trust Center, 1209 North Orange Street, Wilmington, Delaware 19801, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III: DEFINITIONS.

As used in this Restated Certificate (the "***Restated Certificate***"), the following terms have the meanings set forth below:

"***Board***" means the Board of Directors of the Corporation.

"***Board Composition***" means that the members of the Board will be elected by the affirmative vote of a majority of Preferred Stock and Common Stock, voting together as a single class on an as-converted basis.

"***Original Issue Price***" means (i) $1.3697 per share for the Series Seed Preferred Stock and (ii) $1.7348 per share for the Series Seed-1 Preferred Stock.

"***Requisite Holders***" means the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

ARTICLE IV: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law. The specific public benefit to be promoted by the Corporation shall include creating botanical and pharmaceutical products that combine modern science with the wisdom of nature, empowering individuals with greater diversity of options, in order to enhance quality of life.

ARTICLE V: AUTHORIZED SHARES.

The total number of shares of all classes of stock that the Corporation has authority to issue is 41,184,153 shares, consisting of (a) 19,027,774 shares of Class A Common Stock of the Corporation par value $0.0001 per share ("***Class A Common Stock***") and 8,350,000 shares of Class B Common Stock of the Corporation, par value $0.0001 per share ("***Class B Common Stock***" and, together with the Class A Common Stock, the "***Common Stock***"), and (b) 13,806,379 shares of Preferred Stock of the Corporation, par value $0.0001 per share ("***Preferred Stock***"). Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate, 12,077,074 shares of Preferred Stock are

hereby designated "***Series Seed Preferred Stock***" and 1,729,305 shares of Preferred Stock are hereby designated "***Series Seed-1 Preferred Stock***". Collectively, the Series Seed Preferred Stock and Series Seed-1 Preferred shall be referred to as the "***Preferred Stock***".

A. COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock.

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Restated Certificate.

2. Voting. Except as otherwise expressly provided herein or required by applicable law, the holders of Class A Common Stock and Class B Common Stock shall vote together as one class on all matters submitted to a vote of the stockholders at all meetings of stockholders (and written consents in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Company representing a majority of the votes represented by all outstanding shares of capital stock of the Company entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law. Except as otherwise expressly provided herein or required by applicable law, on any matter that is submitted to a vote of the stockholders, each holder of Class A Common Stock shall be entitled to one vote for each such share, and each holder of Class B Common Stock shall be entitled to five (5) votes for each such share.

B. PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1. Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.

1.1 Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3 Deemed Liquidation Events.

1.3.1 Definition. Each of the following events is a "***Deemed Liquidation Event***" unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2. Voting.

2.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights

available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

2.2 Election of Directors. The holders of record of the Company's capital stock are entitled to elect directors as described in the Board Composition. Any director elected as provided in the preceding sentence may be removed without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

2.3 Preferred Stock Protective Provisions. At any time when at least 25% of the initially issued shares of Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a) alter the rights, powers or privileges of the Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b) increase or decrease the authorized number of shares of any class or series of capital stock;

(c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to service or restricted equity agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(e) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(f) increase or decrease the number of directors of the Corporation;

(g) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

3. Conversion. The holders of the Preferred Stock have the following conversion rights (the "***Conversion Rights***"):

3.1 Right to Convert.

3.1.1 Conversion Ratio. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Class A Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. The "***Conversion Price***" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Class A Common Stock, is subject to adjustment as provided in this Restated Certificate.

3.1.2 Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event herein, in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2 Fractional Shares. No fractional shares of Class A Common Stock will be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Class A Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Class A Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3 Mechanics of Conversion.

3.3.1 Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Class A Common Stock, a holder of Preferred Stock shall surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "***Contingency Event***"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Class A Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "***Conversion Time***"), and the shares of Class A Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Class A Common Stock issuable upon the conversion in accordance with the provisions of this Restated Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Class A Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Class A Common

Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 Reservation of Shares. For the purpose of effecting the conversion of the Preferred Stock, the Corporation shall at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, that number of its duly authorized shares of Class A Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Class A Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Class A Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Class A Common Stock at such adjusted Conversion Price.

3.3.3 Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as provided in this Restated Certificate shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Class A Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4 No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Class A Common Stock delivered upon conversion.

3.4 Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "***Original Issue Date***" for such series of Preferred Stock) effects a subdivision of the outstanding Class A Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Class A Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Class A Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Class A Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Class A Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5 Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or

other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, in the event a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

(b) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

3.6 Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7 Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8 Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation shall provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common

Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Restated Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.10 Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "***Mandatory Conversion Time***"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Class A Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11 Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time

(notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Class A Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. **Dividends.** The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. **Redeemed or Otherwise Acquired Shares.** Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. **Waiver.** Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. **Notice of Record Date.** In the event:

(a) the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other

capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice.

8. **Notices.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI: PREEMPTIVE RIGHTS.

No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VII: STOCK REPURCHASES.

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors, or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock of the Corporation.

ARTICLE VIII: BYLAW PROVISIONS.

A. **AMENDMENT OF BYLAWS.** Subject to any additional vote required by this Restated Certificate or bylaws of the Corporation (the "***Bylaws***"), in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B. **NUMBER OF DIRECTORS.** Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C. **BALLOT.** Elections of directors need not be by written ballot unless the Bylaws so provide.

D. **MEETINGS AND BOOKS.** Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE IX: DIRECTOR AND OFFICER LIABILITY.

A. LIMITATION. To the fullest extent permitted by law, officers and directors of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or an officer. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors and officers, then the liability of a director or an officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders will not adversely affect any right or protection of a director or an officer of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B. INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C. MODIFICATION. Any amendment, repeal, or modification of the foregoing provisions of this Article IX will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE X: CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. "***Excluded Opportunity***" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "***Covered Person***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

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